Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Basic
Earnings:
Net income attributable to common shareholders	$2,214	$9,692	$6,545	$11,302

Shares:
Average common shares outstanding	7,976	8,106	7,946	8,073

Basic earnings per common share	$0.28	$1.20	$0.82	$1.40

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$2,214	$9,692	$6,545	$11,302

Shares:
Average common shares outstanding	7,976	8,106	7,946	8,073
Potentially dilutive common shares outstanding	203	197	218	234
Diluted average common shares outstanding	8,179	8,303	8,164	8,307

Diluted earnings per common share	$0.27	$1.17	$0.80	$1.36

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended June 30, 2014 excluded from the denominator zero options and restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the three months ended June 30, 2013 excludes from the denominator zero options and 118,571 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.

The calculation of diluted earnings per share for the six months ended June 30, 2014 excluded from the denominator zero options and restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the six months ended June 30, 2013 excludes from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.